April 13, 2005

Mark A. Wojciechowski

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C.  20549-0405

Re:

Azco Mining Inc.

10-K for the fiscal year ended June 30, 2003

File No. 001-12974

Dear Mr. Wojciechowski:

In connection with our response to the comments in your letter of March 23, 2005, we acknowledge that:

1.

The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

2.

Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

“Signed”

W. Pierce Carson

President & CEO